Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2018 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 18, 2018 - DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced the results of its 2018 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Thursday, June 14, 2018. At the Annual Meeting, the shareholders voted to elect Erik A. Lind and Carsten Mortensen as Class III Directors for a term of three years and to ratify the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2018.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. For further information: www.dhtankers.com.

CONTACT:
Laila C Halvorsen, CFO
Phone: +1 441 299 4981 and +47 98 43 99 35
E-mail: lch@dhtankers.com